James D. Evans		Email jevans@fenwick.com
	February 2, 2018	Direct Dial (206) 389-4559
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Smartsheet Inc.
Draft Registration Statement on Form S-1
Submitted December 22, 2017
CIK No. 0001366561
Ladies and Gentlemen:
We are submitting this letter on behalf of Smartsheet Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated January 18, 2018, regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001366561) confidentially submitted to the Commission on December 22, 2017 (the “Draft Registration Statement”). This letter is being submitted together with confidential draft no. 2 of the Draft Registration Statement (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as originally confidentially submitted.
Prospectus Summary, page 1

1.
Please disclose the measurement date of the 3.4 million users and clarify whether this represents active users currently using your platform. Revise to clearly state in the first paragraph of the summary that the 3.4 million users represent 600,000 paying users and 2.8 million free collaborators.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 80 of Draft No. 2.

U.S. Securities and Exchange Commission
February 2, 2018

2.
You state that you had over 600,000 paying users as of October 31, 2017 and that your pricing is typically on a per-user basis. To provide additional context, please disclose the total number of paying users in prior periods. For all periods reported, also disclose the total and average number of paying users in your Business and Enterprise customers, which accounts for half of your annualized contract value. Finally, disclose the rate of conversion from free collaboration or free trial user to paid user.

The Company respectfully advises the Staff that it does not believe that disclosing the number of paid users in prior periods or the total and average number of paid users utilizing the Business and Enterprise product package in those periods would provide meaningful information that would be useful for investors as they evaluate the Company’s business. The Company does not monitor these metrics on a regular basis and does not present them to its Board of Directors as metrics to monitor the Company's business, in part because the number of paying users and free collaborators per customer ranges widely. As such, the number of paying users may fluctuate from period to period depending on the size of each customer and timing of acquiring new customers as well as renewing and expanding business within existing customers. Those fluctuations may not be representative of overall growth trends and opportunities for future monetization and, as a result, do not provide meaningful additional context. Furthermore, the Company believes that an over-emphasis on the number of paying users could result in a potentially misleading disclosure as it does not distinguish between domain-based customers who have long-term engagements with the Company and a higher annualized contract value, and individual customers who often generate lower revenue and exhibit higher rates of turnover. Additionally, expanding relationships with customers through its "land-and-expand" business model, such as selling premium solutions to existing customers, is an important part of the Company's growth strategy. The Company has expanded, and expects to continue to expand, its platform to offer solutions that are sold on a price-per-solution basis, such as the Company’s Connectors and Control Center solutions, which are not priced based on the number of paying users. Expansion within existing customers, such as through offerings that are sold on a price-per-solution basis would not be reflected in the total number of paid users.
The Company monitors, in both current and prior periods, the number of domain-based customers, the average annualized contract values for those customers, the number of its domain-based customers with annual contract values in excess of $50,000, and the dollar-based net retention rate in order to measure the effectiveness of its efforts with respect to customer growth and expansion within existing customers and the overall performance of the business. The Company believes that, in addition to the other financial results and performance measures set forth in Draft No. 2, these are the key metrics that investors should be using to evaluate the business.
The Company also respectfully advises the Staff that the rate of conversion from free collaborator or free trial user to paid user is not a key metric that the Company uses to evaluate its business. As described in Draft No. 2, the Company’s investment in its free user base is part of its marketing strategy to provide users and collaborators with the ability to use the Company’s platform and experience firsthand its benefits. The capital expenditures and operating costs associated with these free trials are not significant. Furthermore, both the Company’s marketing strategies and the collaborative needs of its clients create significant variance in the number of users who sign up for free accounts. For example, a particular marketing initiative or large-scale collaborative project sponsored by a paying customer may result in a significant increase in the number of users in that quarter, which could in turn result in fluctuations in the percentage of users who convert from free users to paying users in that quarter, which would not be indicative of the Company’s growth in its domain-based customer accounts. In addition, the rate of conversion does not directly reflect the potential revenue that the Company may generate. For instance, a critical decision-maker in a large enterprise, such as a chief technology officer, testing the Company’s platform and deciding to adopt it would generate

U.S. Securities and Exchange Commission
February 2, 2018

significant revenue, while an individual user who tries the platform for a single project and purchases an individual paying account would not. Accordingly, the Company believes that disclosure of the conversion percentage would not provide a meaningful measure of the effectiveness of the Company’s sales and marketing efforts or the future impact on the Company’s results of operations and may be misleading to investors.

3.
Please disclose the underlying assumptions and measurement parameters used in the Forrester Research report that demonstrated organizations using Smartsheet can achieve a return on investment over 480%. Disclose the time period over which this return on investment was measured.

The Company advises the Staff that the report titled “The Total Economic Impact Of Smartsheet,” dated September 2017, by Forrester Research, Inc. was based on an interview of three organizations and an online survey of 281 enterprises. Based on such feedback, Forrester hypothesized an organization that represents a composite of the enterprises' responses and calculated that the composite organization using Smartsheet could achieve a return on investment of approximately 482% over a three-year period. Of the 482% return on investment:

•
approximately 8% results from better, faster decisionmaking. The calculations assume that 5% of users are decisionmakers who save 1.5 hours per week via the use of Smartsheet, at an hourly wage of $50, and a capture rate of 50%.

•
approximately 71% results from improved productivity of key business leaders. The calculations assume a 10%, 12%, and 15% increase in productivity of users each year over a three-year period, with an annual salary of $100,000, and a capture rate of 50%.

•
approximately 11% results from improved productivity due to increased collaboration across internal and external stakeholders. The calculations assume that the customer has 5,000, 6,000, and 7,000 collaborators each year over a three-year period, a number of users equal to approximately 33% of the number of collaborators, an average savings of 30 minutes a week via the use of Smartsheet at an hourly cost of $29, and a capture rate of 50%.

•
approximately 11% results from improved revenue due to faster time-to-market. The calculations assume that the customer completes 80, 100, and 120 projects each year over a three-year period, an average annual revenue of $250,000 per project, an average of 25 weeks for time-to-market without the use of Smartsheet, a 12%, 13%, and 15% reduction in time-to-market resulting from the use of Smartsheet, expenses of $20,000 per project, a 5%, 7%, and 10% expense saving via the use of Smartsheet each year over the three-year period, and a profit margin of 40% per project.

Please note that the foregoing percentages do not sum to 100% due to rounding. In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 80 of Draft No. 2.
Use of Proceeds, page 44

4.
You disclose that you will use the net proceeds from the offering for “working capital and other general corporate purposes.” Please revise to provide more details regarding what constitutes “working capital and other general corporate purposes.” In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary

U.S. Securities and Exchange Commission
February 2, 2018

plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on page 56 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.
The Company respectfully advises the Staff that Item 504 of Regulation S-K provides that if there is “no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.” The Company does not currently have a specific plan for the proceeds from this offering and therefore is unable to provide a quantitative discussion of its plans. The Company has revised pages 10 and 45 of Draft No. 2 to provide a more detailed general plan for the proceeds from the offering, and given that it does not currently have a specific plan for the proceeds, the Company has also disclosed the principal reasons of the offering in the first sentence of the third paragraph of the section titled “Use of Proceeds.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the nine months ended October 31, 2016 and 2017, page 62

5.
Please provide further insight as to the drivers of your revenue growth. For example, separately quantify the portion of the revenue growth attributable to new customers, an increase in users from existing customers and an increase in the use of premium solutions. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company has disclosed the primary drivers of the growth in revenue in descending order based on magnitude. The Company respectfully acknowledges the Staff’s comment and has revised pages 63 and 65 of Draft No. 2 to clarify that the Company’s revenue growth was driven by contributions from an increased customer base closely followed by expansions within existing customers.

The Company respectfully advises the Staff that management does not actively calculate, monitor, or report to the Company’s Board of Directors on the split between revenue growth attributable to new customers and the revenue growth attributable to an increase in users from existing customers. Instead, the Company, when evaluating and reporting to the Company’s Board of Directors on changes in revenue, closely monitors the key metrics it believes best illustrate the reasons for those changes in revenue, such as changes in the number of domain-based customers, changes in the number of customers with annual contract value in excess of $50,000 and changes in the Company’s dollar-based net retention rate.

The Company further respectfully advises the Staff that the Company considers it impractical to separately state the percentage of overall revenue growth attributable to premium solutions as such premium solutions have been sold both as separate items on a fee-per-solution basis, as well as bundled within the fee-per-user price for the Company’s platform. Further, sales of premium solutions are considered a part of a sale to a new customer, or a part of a sale to an existing customer. The Company has accordingly revised its disclosure on page 59 of Draft No. 2.

Certain Relationships and Related-Party Transactions
Investors’ Rights Agreement, page 115

U.S. Securities and Exchange Commission
February 2, 2018

6.	Please disclose the names of the related persons that are parties to the investors’ rights agreement and the basis on which such persons are related parties. Refer to Item 404(a)(1) of Regulation S-K.
In response to the Staff’s comment, the Company has revised its disclosure on page 117 of Draft No. 2.
Software Development Costs, page F-13

7.
Your disclosure indicates that software development costs incurred during the research and development stages for the platform to which you sell subscriptions are expensed as incurred, and development costs incurred after technological feasibility has been established are capitalized up to the time the product is available for general release to customers. Accordingly, it appears that you are following the guidance in ASC 985-20 in accounting for these costs. However, your disclosure on page F-10 indicates that your subscription arrangements do not allow the customer the contractual right to take possession of the platform. Clarify how you considered the scope provisions of ASC 985-20-15-5 and ASC 985‑20-15-7 in following this guidance.

The Company’s subscription arrangements are service contracts that do not provide customers with the contractual right to take possession of the platform to which the Company sells subscriptions. Therefore, the Company accounts for costs associated with development of the platform in accordance with Subtopic 350-40.

Under Subtopic 350-40, capitalization of costs shall begin when both of the following occur:

a)	preliminary project stage is completed; and

b)
management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended.

With respect to the platform, the Company’s development teams enter and execute on the application development stage without establishing probability that the project will be completed and result in additional functionality. As such, there have not been significant capitalizable costs related to the platform under Subtopic 350-40 and all such costs, to date, have been expensed as incurred.

The Company respectfully acknowledges that the description of the Company’s accounting policy for the software development costs in the Draft Registration Statement was incorrectly disclosed, as the guidance of ASC 985-20 is not applicable. In response to the Staff’s comment, the Company has revised its disclosures on the accounting policy for software development costs on pages 77 and F-13 of Draft No. 2.

General

8.	Please disclose the source of the following assertions in your prospectus and specify the “industry sources” to which you cite.

•	60% of work is unstructured (pages 1 and 80);

U.S. Securities and Exchange Commission
February 2, 2018

•	knowledge workers still rely on manual processes to manage more than 60% of their work (pages 3 and 82);

•	865 million knowledge workers worldwide (pages 2, 5, 6, 80, 81 and 85);

•	61% of work time is spent reading and answering e-mails, searching for and gathering information, communicating and collaborating internally (pages 3 and 82); and

•	$575 billion per year is wasted on inefficient processes in the United States alone (pages 3 and 82).
In response to the Staff’s comment, the Company has revised its disclosure on each page where these assertions appear in Draft No. 2 to disclose the source of these assertions.

9.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that to date, neither the Company nor anyone authorized on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that the Company or anyone authorized on the Company’s behalf presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

10.
Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and confirms that, once available and prior to printing and distributing its preliminary prospectus to investors, it will supplementally provide the Staff with any mock-ups of any pages that include any graphics, photographs, and the related captions or other artwork including logos.
***

U.S. Securities and Exchange Commission
February 2, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559 or, in his absence, Ms. Katherine Duncan at (206) 389-4537.

Sincerely yours,

/s/ James D. Evans

James D. Evans

cc:	Mark P. Mader, Chief Executive Officer
Jennifer Ceran, Chief Financial Officer
Jolene Marshall, Vice President of Legal
Smartsheet Inc.

Alan Smith
Katherine Duncan
Fenwick & West LLP